                        [Rutan & Tucker, LLP Letterhead]




                                 March 24, 2008


VIA HAND DELIVERY
AND EDGAR CORRESPONDENCE

Russell Mancuso, Esq.
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

      Re:   Strasbaugh
            Registration Statement on Form S-1
            To be filed on March 25, 2008
            File No. 333-144787
            ----------------------------------

Dear Mr. Mancuso:

      This letter responds to the comments of your letter dated February 22, 2008 relating to Strasbaugh (the "Company"), a copy of which letter is enclosed for your convenience.

      The enclosed clean and marked-to-show-changes copies of Form S-1/A (Amendment No. 4 to Form SB-2), Reg. No. 333-144787 (the "Registration Statement"), contain revisions that are directly in response to your comments. We have reproduced below in bold font each of your comments set forth in your letter of February 22, 2008, together with the Company's responses in regular font immediately following each reproduced comment. The Company's responses in this letter correspond to the numbers you placed adjacent to your comments in your letter of February 22, 2008. We have indicated below whether the comment has been responded to in the Registration Statement or the reasons why the Company believes a response is either inapplicable or inappropriate. The page numbers referenced below correspond to the marked versions of the Registration Statement enclosed herewith.

1. BECAUSE FORM SB-2 HAS BEEN ELIMINATED, YOU SHOULD NOT HAVE USED IT FOR YOUR AMENDMENT. SEE THE TRANSITION PROVISIONS IN RELEASE 33-8876 (DECEMBER 19, 2007). PLEASE REVISE YOUR FILING ACCORDINGLY.

      The Company has filed this amendment on Form S-1 in accordance with the provisions contained in Release 33-8876 (December 19, 2007).

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Russell Mancuso, Esq.
March 24, 2008
Page 2


BECAUSE CERTAIN ACTIONS TAKEN, PAGE 12

2. PLEASE TELL US WHETHER A DETERMINATION THAT THE BOARD'S ACTIONS IN CONNECTION WITH REVOCATION OF THE ELECTION TO WINDUP AND DISSOLVE WERE INCONSISTENT WITH STATE LAW COULD AFFECT THE QUESTION OF WHETHER THE SHARES OFFERED IN THE TRANSACTION REGISTERED BY THIS FILING ARE "LEGALLY ISSUED, FULLY PAID AND NON-ASSESSABLE."

      The actions taken by the Company's board of directors (the "Board") in connection with the revocation of the election to wind up and dissolve (the "Revocation") only affect whether the shares offered in the transaction registered by this filing (the "Transaction Shares") are "legally issued," and not whether the Transaction Shares are "fully paid and non-assessable." Under California law, shares of a California corporation are considered "fully paid" if the consideration required by the corporate acts authorizing the issuance has been received in full and if such consideration was legally sufficient under the articles of incorporation and Section 409 of the California General Corporation Law (the "CGCL"). (SEE "Bus. Law Section, State Bar of Cal., California Opinion Reports" 42 (Jan. 2002).) Shares that are "fully paid" are "non-assessable" unless expressly stated to the contrary in a corporation's articles of incorporation. ID. The Company (i) received the consideration required by the Board's actions approving the issuance of the Transaction Shares and (ii) has adopted articles of incorporation that do not alter the fact that "fully paid" shares are non-assessable. Accordingly, our response set forth below addresses whether the actions taken by the Board in connection with the Revocation affect the status of the Transaction Shares as "legally issued" shares under California law.

      You have asked whether a determination that the Board's actions in connection with the Revocation were inconsistent with California State law could affect the question of whether the Transaction Shares will be "legally issued" upon their issuance. We believe that the actions taken by the Board in connection with the Revocation are consistent with the laws of the state of California and, as such, the Transaction Shares, when issued, will be "legally issued." Clearly any defect in any corporate action relative to any transaction could, if sufficiently material, call into question the validity of all or a portion of the transaction. No such defect exists in this case. Our legal review has not revealed any reason to suggest that the Board's actions with respect to the Revocation or otherwise were inconsistent with California State law and, based on that determination, we have issued our opinion as to the valid legal issuance of the Transaction Shares, a copy of which has been filed with the Registration Statement as Exhibit 5.1.

      A. The Transaction Shares, When Issued Will be "Legally Issued" Under California Law Because the Company Has the Power to Issue the Transaction Shares.

      Shares are "legally issued" if they are "duly authorized," issued for proper and sufficient consideration and evidenced by appropriate certificates that have been properly executed and delivered. ID. at 41. The Board's actions in connection with the Revocation have no effect upon the receipt of proper and sufficient consideration and the delivery of stock certificates. Thus, the issue at hand is whether the Transaction Shares have been "duly authorized." Due

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Russell Mancuso, Esq.
March 24, 2008
Page 3


authorization means that a corporation has the power to issue shares and that the corporation adopted proper resolutions and otherwise took necessary corporate action to authorize or ratify the issuance of the shares. ID. at 29. The issuance of the Transaction Shares has been approved by the adoption of proper resolutions of the Board. As a result, whether the Transaction Shares will be "legally issued" ultimately depends on whether the Company had the "power" to issue the Transaction Shares.

      1. THE COMPANY HAS THE POWER TO ISSUE THE TRANSACTION SHARES BECAUSE THE ELECTION TO WIND UP AND DISSOLVE WAS PROPERLY REVOKED.

      Section 207 of the CGCL provides that a corporation that is in good standing has the power to issue shares. Section 1903(c) of the CGCL states that "when a voluntary proceeding for winding up has commenced, a corporation shall cease to CARRY ON BUSINESS except to the extent necessary for the beneficial winding up thereof and except during such period as the board may deem necessary to preserve the corporation's goodwill or going concern value pending a sale if its business or assets, or both, in whole or in part." (Emphasis added.) Thus, under Section 1903(c) of the CGCL, a corporation that has commenced an election to wind up and dissolve cannot "carry on business except to the extent necessary for the beneficial winding up thereof" until such election to wind up and dissolve has been properly revoked pursuant to Section 1902 of the CGCL.

      On June 3, 2005, the Company's shareholders approved a plan of dissolution (the "Plan of Dissolution"), and thereby commenced a voluntary election to wind up and dissolve the Company pursuant to Section 1900 of the CGCL (the "Election"). California law does not address whether the term "carry on business" encompasses the issuance of shares. However, the Election was subsequently properly revoked pursuant to Section 1902 of the CGCL and, as such, the restrictions of Section 1903(c) of the CGCL are not applicable to the issuance by the Company of the Transaction Shares.

      Under Section 1902 of the CGCL, a voluntary election to wind up and dissolve may be revoked by the vote of shareholders holding shares representing a majority of the voting power of a corporation upon the filing of a certificate with the California Secretary of State that sets forth, in relevant part, that no assets have been distributed pursuant to such election. If an election to wind up and dissolve is properly revoked, the limitations on a corporation's power to conduct business contained in Section 1903(c) of the CGCL would not be applicable. As such, a corporation would have all the powers of a California corporation, including the power to issue the Transaction Shares. With respect to the Company, the Election would have been properly revoked under the CGCL if
(i) the Company had not made any distribution of assets "pursuant to" the Election, and (ii) shares representing a majority of the voting power of the Company approved the Revocation. Because the Revocation occurred after the Company obtained the approval of its shareholders in accordance with Section 1902 of the CGCL, the only question is whether the distributions made by the Company were made "pursuant to" the Election.

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Russell Mancuso, Esq.
March 24, 2008
Page 4


      The Board declared two extraordinary dividends in 2005. The extraordinary dividend declared on May 27, 2005 (the "First Dividend"), was declared prior to the approval of the Plan of Dissolution and was conditioned only upon the approval of the sale of the Company's assets to Mimix Broadband, Inc. (the "Mimix Sale").(1) Because the First Dividend was declared before the Election, it cannot be deemed a dividend declared "pursuant to" the Election. This is especially true because the First Dividend was only conditioned upon approval of the Mimix Sale, and not upon approval of the Plan of Dissolution, the First Dividend would have been paid regardless of whether the shareholders elected to wind up and dissolve the Company.

      Minutes from the August 22, 2005 meeting of the Board clearly state that the "extraordinary" dividend that the Board expected to declare in December 2005 (which in fact was declared on December 14, 2005 (the "Second Dividend")), was to be similar to the First Dividend (i.e., in connection with the Mimix Sale and not pursuant to the Election). The Second Dividend (i) was declared in order to distribute the remaining proceeds of the Mimix Sale to the Company's shareholders, and (ii) would have been declared regardless of whether the shareholders had elected to wind up and dissolve the Company. In addition, the Second Dividend was declared after the Board had elected to postpone implementation of the Plan of Dissolution. Set forth below is an excerpt from the minutes of the August 22, 2005 meeting of the Board(2), at which meeting the Board elected to postpone implementation of the Plan of Dissolution and discussed the proposed extraordinary dividend to be declared in December 2005:

      "Mr. Gullard provided an update to the board on the consummation of the sale of substantially all of the Company assets (the "Asset Sale") to Mimix Broadband, Inc. ("Mimix") which occurred on June 3, 2005. Mr. Gullard discussed the $300,000 of the cash consideration paid to the Company under the terms of the Asset Sale currently held in escrow (the `Escrow Funds") and noted that he expected such funds to be released to the Company in December. MR. GULLARD ALSO DISCUSSED THE COMPANY'S PLANS TO DECLARE ANOTHER EXTRAORDINARY DIVIDEND TO SHAREHOLDERS IN DECEMBER FOLLOWING RELEASE OF SUCH FUNDS." (Emphasis added)

----------------------
(1) Both the Plan of Dissolution and the Mimix Sale were proposed for approval at a shareholders meeting on June 3, 2005. While the approval of the Plan of Dissolution was conditioned on the approval of the Mimix Sale, the Mimix Sale was not conditioned upon approval of the Plan of Dissolution (i.e., the Mimix Sale could have been approved and consummated regardless of whether the Plan of Dissolution was approved).
(2) A copy of the resolutions adopted at the meetings of the Board on August 22, 2005 and December 14, 2005 are attached as Exhibit A hereto. These resolutions were adopted well in advance of, and without the knowledge of, the Share Exchange Transaction which was completed on May 24, 2007.

Russell Mancuso, Esq.
March 24, 2008
Page 5


      Inasmuch as the Board declared the Second Dividend immediately after it elected to postpone implementation of the Plan of Dissolution, it is clear that the Board did not intend that the Second Dividend be made "pursuant to" the Election. Simply put, the Second Dividend, like the First Dividend, was declared for the purpose of distributing proceeds from the Mimix Sale to the Company's shareholders without regard to the Election. Amounts distributed in the Second Dividend would have been distributed in the First Dividend but for the fact that such amounts were held in escrow. Minutes from the meeting of the Board dated December 14, 2005 also evidence the facts as discussed above, and reinforce the conclusion that the Second Dividend was not declared "pursuant to" the Election.

      Notwithstanding the fact that the minutes of the meetings of the Board dated August 22, 2005 and December 14, 2005 clearly state the Board's intention to postpone the Plan of Dissolution and to declare an "extraordinary dividend" in connection with the Mimix Sale and not pursuant to the Election, the Company nonetheless issued a press release dated December 14, 2007 stating that it believed that the Second Dividend "will be treated for federal income tax purposes as a stock redemption in partial liquidation of the Company's business." It remains unclear why the Company issued a press release which appears to contradict the clear and convincing intent of the Board and the Company as reflected in the Board minutes discussed above. We have been advised that the Company did not request its legal counsel to review the press release and that the Company did not fully appreciate the apparent contradiction between the actions of the Board and the statements made in the press release. Because the Second Dividend was not made pursuant to the Election, it cannot be termed a dividend "in partial liquidation," which term is defined in Section 302(e) of the Internal Revenue Code as a distribution "in partial liquidation" of a corporation "pursuant to a plan."

      Because the Company did not make any distributions pursuant to the Election and because a majority of the Company's voting power approved the Revocation, the Election was properly revoked in accordance with Section 1902 of the CGLC. Thus, any actions taken by the Company after the Revocation, including the issuance of the Transaction Shares, were not affected by the Election and the restrictions contained in Section 1903(c) of the CGCL were not applicable to the Company or the Board.

      2. THE COMPANY'S FILINGS WITH THE SECRETARY OF STATE OF CALIFORNIA DO NOT EVIDENCE A RESTRICTION ON THE COMPANY'S POWER TO ISSUE THE TRANSACTION SHARES.

      We have reviewed all filings made by the Company with the California Secretary of State and have obtained a certificate issued by the California Secretary of State which unequivocally states that the Company is a corporation that is in good standing and authorized to conduct business in the State of California. The Company filed with the California Secretary of State a

Russell Mancuso, Esq.
March 24, 2008
Page 6


certificate of election to wind up and dissolve and later filed a certificate of revocation of election to wind up and dissolve. Both of these certificates have been accepted by the California Secretary of State. It is important to note that the certificate of revocation requires the signature of an officer stating, under penalty of perjury, that "no assets of the Corporation have been distributed pursuant to such election." Further, nothing in the Company's governing documents evidence a restriction on the Company's power to issue shares.

      In connection with the filing of an Application for Qualification by Coordination (the "Application") with the California Department of Corporations (the "DOC") with respect to the Transaction Shares, the Company has provided the DOC with a copy of the Registration Statement (and all amendments thereto). Accordingly, the DOC has been provided all disclosures relating to the Plan of Dissolution, the Revocation, the issuance of the Transaction Shares and the risk factor relative to the foregoing. Although the DOC has issued several comments in connection with the Application, the DOC has not questioned the validity of the Revocation nor the legality of the Transaction Shares.

      B. The Board's Actions in Connection With the Revocation Were Not Inconsistent With California Law.

      As described above, the Board took the following actions between June 3, 2005, when the shareholders approved the Election, and January 25, 2007, when the shareholders approved the Revocation: (i) postponed implementation of the Plan of Dissolution, and (ii) sought shareholder approval of the Share Exchange Transaction and the Revocation. On August 22, 2005, after the shareholders elected to wind up and dissolve the Company, the Board adopted resolutions to postpone implementation because the Board had determined that it could not liquidate certain of the Company's assets. Over a year after electing to postpone implementation of the Plan of Dissolution, in light of the Company's continued inability to liquidate certain of its assets, the Board determined that it would be in the best interest of the Company's shareholders to revoke the Election and thereafter enter into the Share Exchange Transaction.

      The actions taken by the Board as described above were subject to the limitations contained in Section 1903(c) of the CGCL because the Election had not been revoked when such actions were taken. Notwithstanding the limitations of Section 1903(c) of the CGCL, Section 1902 of the CGCL provides the shareholders of a California corporation with the power to revoke an election to wind up and dissolve. Although there is no direct authority on point, it is clear that in connection with the power of shareholders to revoke a plan of dissolution is the implicit power of a board of directors to postpone implementation of a plan of dissolution in order to seek and obtain shareholder approval of the revocation of a plan of dissolution. Therefore, because the Company's shareholders had the power to revoke the Election, the Board had the power to postpone implementation of the Plan of Dissolution in order to seek shareholder approval of the Revocation.

Russell Mancuso, Esq.
March 24, 2008
Page 7


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 21

3. WE SEE FROM YOUR REVISIONS ON PAGE 47 THAT YOU HAVE REDUCED YOUR WORK FORCE BY APPROXIMATELY 20% SINCE DECEMBER 10, 2007. PLEASE ENSURE THAT YOUR MANAGEMENT'S DISCUSSION AND ANALYSIS DESCRIBES THE MATERIAL TRENDS THAT YOUR BUSINESS IS EXPERIENCING.

      Additional disclosure has been added to the introductory paragraph of the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section on page 23 of the Registration Statement and to the "Overview" subsection on page 23 of the Registration Statement emphasizing the Company's trend of reduced sales and identifying actions that may be taken as a result of this trend.

MANAGEMENT, PAGE 49

4. PLEASE DISCLOSE THE FIRST SENTENCE OF YOUR RESPONSE TO PRIOR COMMENT 7 AND ADD SUFFICIENT DISCLOSURE SO THAT INVESTORS CAN EVALUATE MR. GIVENS' BUSINESS EXPERIENCE.

      Additional disclosure has been added to the description of Mr. Givens' business experience on page 53 of the Registration Statement in response to this comment.

PLAN OF DISTRIBUTION, PAGE 86

5. WE NOTE YOUR REVISIONS IN RESPONSE TO PRIOR COMMENT 4. HOWEVER, WE ALSO NOTE THAT YOUR DISCLOSURE CONTINUES TO STATE THAT THE $2.00 FIXED PRICE IS MERELY THE INVESTOR'S "INTENTION" AND THAT IT APPLIES ONLY TO SALES "IN THE PUBLIC MARKET." PLEASE REVISE YOUR DISCLOSURE TO STATE CLEARLY THAT ALL OFFERS AND SALES OF THE SECURITIES REGISTERED FOR RESALE WILL BE AT THE DISCLOSED FIXED PRICE. (AS NOTED PREVIOUSLY, WE WILL NOT OBJECT IF YOU DISCLOSE THAT SELLING SHAREHOLDERS WILL SELL AT THE DISCLOSED FIXED PRICE UNTIL YOUR SHARES ARE QUOTED ON THE OTC BULLETIN BOARD AND THEREAFTER AT PREVAILING MARKET PRICES OR PRIVATELY NEGOTIATED PRICES.)

      The Company has revised its disclosure on the cover page of the prospectus and in the "Plan of Distribution" section on page 92 of the Registration Statement to state that the selling security holders "will only sell" shares at the disclosed fixed price until such time as the Company's shares are quoted on the OTC Bulletin Board.

Russell Mancuso, Esq.
March 24, 2008
Page 8


6. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 10. PLEASE TELL US HOW YOU HAVE ENSURED THAT YOU WILL BE ABLE TO OFFER AND SELL THE COMMON STOCK ISSUABLE ON EXERCISE OF THE WARRANTS TO ALL TRANSFEREES OF THE WARRANTS WITHOUT REGISTRATION OF THE EXERCISE OF THOSE WARRANTS UNDER THE SECURITIES ACT.

      As discussed below, several steps have been taken to ensure that the Company may offer and sell the shares of common stock underlying the warrants without registration of the exercise of those warrants under the Securities Act of 1933, as amended ("Securities Act").

      Each of the warrants bear a legend which states, in part, that the securities represented by the warrant "may not be offered or sold except pursuant to an effective registration statement or pursuant to an available exemption from, or in a transaction not subject to the registration requirements of the Securities Act . . . as evidenced by a legal opinion of counsel to the transferor to such effect, the substance of which shall be reasonably acceptable to the Company." Upon a request to exercise any warrant that includes such a legend, the Company can, and will, based upon the language contained in the legend, require that the holder exercising the warrant provide the Company with a legal opinion of counsel prior to the exercise of the warrant to the effect that the exercise of such warrant is exempt from the registration requirements of the Securities Act. Therefore, by placing a legend on each warrant, the Company has ensured that such legended warrants will not be exercised, or otherwise offered or sold, if an exemption from the registration requirements of the Securities Act is unavailable with respect to such exercise, offer or sale.

      Additionally, the Company has ensured that warrants will always remain legended. Section 5.1(b) of the Securities Purchase Agreement dated May 24, 2007 (the "Purchase Agreement") between the Company and each of the holders of the warrants states, in relevant part, that "the Securities shall not be required to contain such legend . . . if the holder provides the Company with a legal opinion reasonably acceptable to the Company to the effect that the Securities are eligible for sale under Rule 144(k). . . ." Thus, the Company has the authority to require the holder of a warrant who is requesting removal of a legend to provide the Company with a legal opinion to the effect that THE WARRANT AND THE SECURITIES UNDERLYING THE WARRANT (both of which fall within the definition of the term Securities in the Purchase Agreement) are eligible for sale under Rule 144. Depending upon the circumstances, it may not be possible for a holder to provide the Company with a legal opinion that is "reasonably acceptable" to the Company especially with respect to the exercise of the warrant by a transferee. Given the analysis above, the Company has the power to deny, where appropriate, requests that the legend be removed from the warrants.

Russell Mancuso, Esq.
March 24, 2008
Page 9


INDEX TO FINANCIAL STATEMENTS, PAGE F-1

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-2

NOTE 13. RESTATEMENT OF FINANCIAL STATEMENTS, PAGE F-30

7. PLEASE REFER TO PRIOR COMMENT 13. PLEASE REVISE YOUR FILING TO INCLUDE THE DISCLOSURES REQUIRED BY PARAGRAPH 26 OF SFAS 154 FOR YOUR RESTATED DECEMBER 31, 2006 BALANCE SHEET.

      Additional disclosure has been added to the Company's December 31, 2006 balance sheet on page F-33 to include disclosures required by paragraph 26 of SFAS 154.

ANNUAL FINANCIAL STATEMENTS, PAGE F-32

NOTES TO FINANCIAL STATEMENTS, PAGE F-37

NOTE  1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-37

-REVENUE RECOGNITION PAGE F-40

8. PLEASE REFER TO PRIOR COMMENT 11. PLEASE REVISE THE NOTES AND CRITICAL ACCOUNTING POLICIES IN MD&A TO DISCLOSE THAT YOUR SOFTWARE IS INCIDENTAL TO THE TOOL COT TRACTS SIMILAR TO THE DISCLOSURES MADE IN THE NOTES TO YOUR INTERIM FINANCIAL STATEMENTS AND WITHIN YOUR RESPONSE.

      The Company has revised its disclosure in Note 1 at page F-43 of the Registration Statement and in the "Critical Accounting Policies" subsection of the MD&A at page 25 of the Registration Statement to disclose that the Company's software is incidental to the tool contracts.

NOTE 10. STOCK COMPENSATION PLANS, PAGE F-51

9. PLEASE REFER TO PRIOR COMMENT 12. PLEASE REVISE THIS NOTE TO DISCLOSE THAT YOU DETERMINED THAT THE UNDERLYING FAIR VALUE OF YOUR COMMON STOCK WAS $.07 PER SHARE FOR THE STOCK OPTIONS THAT WERE MODIFIED ON APRIL 10, 2006 AND THE UNDERLYING REASONS WHY YOU DETERMINED THAT THIS REPRESENTED THE FAIR VALUE OF YOUR COMMON STOCK ON THE MODIFICATION DATE SIMILAR TO THE INFORMATION PROVIDED IN YOUR RESPONSE.

      The Company has revised Note 10 at page F-57 of the Registration Statement to disclose that the underlying fair value of the Company's common stock was $0.07 per share for options that were modified on April 10, 2006 and the reasons why this represented fair value on the modification date.

Russell Mancuso, Esq.
March 24, 2008
Page 10


NOTE 15. RESTATEMENT OF FINANCIAL STATEMENTS, PAGE F-57

10.   PLEASE REFER TO PRIOR COMMENT 13. PLEASE ADDRESS THE FOLLOWING COMMENTS:

      o PLEASE REVISE YOUR FILING TO INCLUDE THE EFFECT OF THE RESTATEMENT FOR THE WARRANT ISSUED TO AGILITY AND FOR THE LIABILITIES THAT YOU INCORRECTLY DERECOGNIZED ON THE LINE ITEMS IN YOUR DECEMBER 31, 2005 BALANCE SHEET CONSISTENT WITH THE GUIDANCE IN PARAGRAPH 26(B) OF SFAS 154.

      o PLEASE LABEL YOUR ENDING EQUITY BALANCES AS OF DECEMBER 31, 2005 AND 2006 ON PAGE F-35 AS RESTATED.

      The Company has revised its financial statements on page F-62 to include the effect of the restatement for the warrant issued to Agility and for the liabilities that the Company incorrectly derecognized consistent with the guidance in paragraph 26(b) of SFAS 154. In addition, the equity balances as of December 31, 2005 and 2006 on page F-38 have been labeled as restated.

EXHIBIT 5

11. WE NOTE THAT THE OPINION ASSUMES THAT "PROCEEDINGS PROPOSED TO BE TAKEN BY THE COMPANY IN CONNECTION WITH THE AUTHORIZATION, ISSUANCE AND SALE OF THE SHARES WILL BE TIMELY COMPLETED IN THE MANNER PROPOSED." THIS STATEMENT APPEARS TO ASSUME AWAY A KEY QUESTION UNDERLYING THE OPINION REQUIRED BY
      ITEM 601(B (5). PLEASE TELL US WHY YOU BELIEVE THIS ASSUMPTION IS NECESSARY AND APPROPRIATE.

      Our opinion attached as Exhibit 5.1 to the Registration Statement has been revised to delete the assumption set forth above.

Russell Mancuso, Esq.
March 24, 2008
Page 11


      Additionally, please note that the Registration Statement has been revised to disclose that the Company currently has 14,201,587 shares of common stock outstanding. The Company had previously disclosed that it had 14,201,897 shares of common stock outstanding. This discrepancy was a result of an error in rounding by the Company's transfer agent that was not previously disclosed to the Company.

      We trust that the foregoing is responsive to the comments contained in your letter dated February 22, 2008. If you have any questions, please call me at (714) 641-3450.

                                        Sincerely yours,

                                        RUTAN & TUCKER, LLP



                                        Larry A. Cerutti

LAC:jss
cc:   Jay Mumford, Esq. (w/enc.)
      Ms. Tara Harkins (w/enc.)
      Mr. Chuck Schillings (w/enc.) (via electronic mail)
      Mr. Richard Nance (w/enc.) (via electronic mail)
      Mr. Fred Furry (w/enc.) (via electronic mail)

Russell Mancuso, Esq.
March 24, 2008
Page 12


                                    EXHIBIT A
                                    ---------

                               RESOLUTIONS ADOPTED
                                      AT A
                        MEETING OF THE BOARD OF DIRECTORS
                                       ON
                                 AUGUST 22, 2005

GENERAL BUSINESS REVIEW

      Mr. Gullard provided an update to the board on the consummation of the sale of substantially all of the Company assets (the "ASSET SALE") to Mimix Broadband, Inc. ("MIMIX") which occurred on June 3, 2005. Mr. Gullard discussed the $300,000 of the cash consideration paid to the Company under the terms of the Asset Sale currently held in escrow (the `ESCROW FUNDS") and noted that he expected such funds to be released to the Company in December. Mr. Gullard also discussed the Company's plans to declare another extraordinary dividend to shareholders in December following release of such funds.

      Mr. Gullard then provided an update to the Board on the status of the Company's equity investment in Newgen Telecom Co. (the "EQUITY SHARE"). Mr. Gullard discussed his attendance at the meeting of the board of directors of Newgen on July 27, 2005 and that Mr. Gullard's attempts to find a purchaser of the Company's Equity Share among Newgen shareholders have so far been unsuccessful. A discussion ensued.

POSTPONEMENT OF PLAN OF LIQUIDATION

      The Board then decided to postpone the initiation of a Plan of Liquidation until such time as the Company had secured a successful sale or other disposition of the Equity Share in order to maximize the Company's negotiating position in the potential sale of the Equity Share. Upon a motion made and duly seconded, it was:

      RESOLVED, that the officers are hereby directed not to initiate any steps toward the implementation of a Plan of Liquidation until such time as the Board has authorized the Company's officers subsequent to the date hereof to initiate the same.

Russell Mancuso, Esq.
March 24, 2008
Page 13


                               RESOLUTIONS ADOPTED
                                      AT A
                        MEETING OF THE BOARD OF DIRECTORS
                                       ON
                                DECEMBER 14, 2005

EXTRAORDINARY DIVIDEND

      Mr. Gullard then updated the Board on the release of the funds on December 3, 2005 that were held in escrow under the terms of the asset sale to Mimix Broadband, Inc. ("MIMIX") that occurred on June 3, 2005. The Board discussed the Company's paying a further extraordinary dividend of $0.12 per share to be paid on December 22, 2005 to the Company's common stock shareholders of record as of July 22, 2005. The Board then discussed the Company's current cash position. Upon a motion made and duly seconded, the following resolutions were unanimously approved:

      RESOLVED, that a dividend of 40.12 per share, or approximately $1.6 million in the aggregate, is hereby declared on the shares of common stock of the Company.

      RESOLVED FURTHER, that the record date for such dividend shall be July 22, 2005 (the "RECORD DATE") and that the dividend shall be payable on December 22, 2005 to common stock shareholders of record as of the Record Date.

      RESOLVED FURTHER, that the President or Chief Financial Officer of the Company is authorized and directed to charge the dividend declared in these resolutions on the corporate books to a reduction of the Company's capital.

      RESOLVED FURTHER, that the President or Chief Financial Officer of the company is authorized and directed to pay the extraordinary dividend declared by these resolutions in the manner specified in these resolutions.

REVIEW OF INVESTMENTS

      The Board then discussed the status of the Company's equity position in Newgen Telecom Co (the "EQUITY SHARE") and the ongoing attempts by the Company to secure a sale of the Equity Share.

      The Board then discussed the decision made at the August 22, 2005 meeting of the Board to postpone implementation of a Plan of Liquidation pending the successful disposition of the Equity Share, and the board took no action today to authorize the officers of the Company to initiate a Plan of Liquidation.